FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2009 Commission File Number: 001-31819

Gold Reserve Inc. (Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200 Spokane, Washington 99201 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1	September 30, 2009 Interim Consolidated Financial Statements
99.2	September 30, 2009 Management’s Discussion and Analysis
99.3	Chief Executive Officer’s Certification of Interim Filings
99.4	Chief Financial Officer’s Certification of Interim Filings

Forward Looking Statements

Certain statements included herein constitute forward-looking statements that state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: the outcome or process of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in the investment treaty entered into between Venezuela and Canada to determine compensation due to Gold Reserve resulting from its claims in arbitration against the Venezuelan government and its agents and agencies, or if the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; the result or outcome of the trial regarding the enjoined hostile takeover bid for Gold Reserve; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates) or our inability to undertake such construction or production; the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Notes" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, including Gold Reserve’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, respectively, on March 31, 2009.

(Signature page follows)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2009

GOLD RESERVE INC. (Registrant)

By:	s/Robert A. McGuinness
Name:	Robert A. McGuinness
Title:	Vice President – Finance & CFO

EXHIBIT 99.1

September 30, 2009 Interim Consolidated Financial Statements

GOLD RESERVE INC.

September 30, 2009

Interim Consolidated Financial Statements

U.S. Dollars (unaudited)

CONSOLIDATED BALANCE SHEETS

September 30, 2009 (unaudited)
	September 30,	December 31,
U.S. Dollars	2009	2008

ASSETS
Current Assets:
Cash and cash equivalents (Note 3)	$ 64,929,042	$ 91,550,167
Marketable equity securities (Note 4)	964,590	1,342,760
Deposits, advances and other	916,741	1,123,002
Total current assets	66,810,373	94,015,929
Property, plant and equipment, net (Note 8)	182,310,981	175,132,478
Marketable debt securities (Note 5)	10,223,085	–
Restricted cash (Note 13)	15,018,702	17,509,672
Prepaid and other	1,054,485	956,435
Total assets	$ 275,417,626	$ 287,614,514

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$ 3,307,153	$ 8,134,708
Accrued interest	1,641,849	236,848
Total current liabilities	4,949,002	8,371,556

Convertible notes (Note 11)	92,920,792	91,829,699
Minority interest in consolidated subsidiaries	2,298,144	2,306,823
Total liabilities	100,167,938	102,508,078

Measurement uncertainty (Note 1)
Commitments (Note 13)

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value, none issued	–	–
Common shares and equity units, without par value (Note 12)	247,893,297	247,501,272
Equity component of convertible notes (Note 11)	28,652,785	28,774,221
Less common shares held by affiliates	(636,267)	(636,267)
Stock options	9,904,201	9,428,802
Accumulated deficit	(110,243,177)	(100,180,541)
Accumulated other comprehensive income (loss)	(210,460)	329,640
KSOP debt	(110,691)	(110,691)
Total shareholders' equity	175,249,688	185,106,436
Total liabilities and shareholders' equity	$ 275,417,626	$ 287,614,514

The accompanying notes are an integral part of the consolidated financial statements.
Approved by the Board of Directors:
s/ Chris D. Mikkelsen	s/ Patrick D. McChesney

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2009 and 2008 (unaudited)

	Three Months Ended		Nine Months Ended
U.S. Dollars	2009	2008	2009	2008

OTHER INCOME
Interest	$ 74,672	$ 546,992	$ 221,924	$ 2,365,411
Foreign currency gain (loss)	46,779	(258,319)	(4,142)	185,865
Gain on extinguishment of debt	–	–	601,936	–
Gain (loss) on disposition of marketable securities	285,362	–	2,139,345	(243,053)
	406,813	288,673	2,959,063	2,308,223

EXPENSES
General and administrative	988,674	1,883,697	3,485,926	6,335,877
Technical services	795,160	1,472,269	2,475,253	4,532,370
Loss on sale of equipment	3,423,544	–	3,423,544	–
Takeover defense and litigation (Note 14)	25,982	–	2,025,987	–
Corporate communications	195,166	264,806	544,177	964,205
Legal and accounting	547,074	141,278	910,012	570,910
	5,975,600	3,762,050	12,864,899	12,403,362
Net loss before tax and minority interest	$ (5,568,787)	$ (3,473,377)	$ (9,905,836)	$ (10,095,139)

Minority interest	3,715	(7,776)	8,679	(24,496)
Net loss before tax	$ (5,565,072)	$ (3,481,153)	$ (9,897,157)	$ (10,119,635)

Income tax benefit (expense)	1,198	(307,558)	(165,479)	(700,788)
Net loss for the period	$(5,563,874)	$ (3,788,711)	$ (10,062,636)	$(10,820,423)

Net loss per share, basic and diluted	$ (0.10)	$ (0.07)	$ (0.18)	$ (0.19)

Weighted average common
shares outstanding	57,421,516	56,083,516	57,269,130	55,876,041

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT

For the Nine Months Ended September 30, 2009 and 2008 (unaudited)

U.S. Dollars

Deficit, December 31, 2008	$ (100,180,541)
Net loss for the period	(10,062,636)
Deficit, September 30, 2009	$ (110,243,177)

Deficit, December 31, 2007 (restated, Note 2)	$ (80,454,420)
Net loss for the period	(10,820,423)
Deficit, September 30, 2008	$ (91,274,843)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Three and Nine Months Ended September 30, 2009 and 2008 (unaudited)

	Three Months Ended		Nine Months Ended
U.S. Dollars	2009	2008	2009	2008
Net loss for the period	$ (5,563,874)	$ (3,788,711)	$ (10,062,636)	$ (10,820,423)
Other comprehensive loss, net of tax:
Unrealized gain (loss) on marketable securities	647,823	(592,156)	1,599,245	(1,589,268)
Adjustment for realized (gains) losses
included in net loss	(285,362)	–	(2,139,345)	243,053
Other comprehensive income (loss)	362,461	(592,156)	(540,100)	(1,346,215)
Comprehensive loss for the period	$ (5,201,413)	$ (4,380,867)	$ (10,602,736)	$ (12,166,638)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended September 30, 2009 and 2008 (unaudited)

	Three Months Ended		Nine Months Ended

U.S. Dollars	2009	2008	2009	2008

Cash Flows from Operating Activities:

Net loss for the period	$ (5,563,874)	$ (3,788,711)	$ (10,062,636)	$ (10,820,423)
Adjustments to reconcile net loss to net cash
used by operating activities:
Stock option compensation	90,657	437,123	475,399	1,595,060
Depreciation	53,548	67,103	161,595	180,668
Amortization of premium on marketable securities	48,066	–	61,650	–
Gain on extinguishment of debt	–	–	(601,936)	–
Loss on sale of equipment	3,423,544	–	3,423,544	–
Foreign currency (gain) loss	(142,699)	357,349	(34,621)	(252,870)
Minority interest in net (income) loss of
consolidated subsidiaries	(3,715)	7,776	(8,679)	24,495
Net loss (gain) on disposition of marketable securities	(285,362)	–	(2,139,345)	243,053
Future income tax expense	–	305,050	169,815	693,504
Shares issued for compensation	–	–	392,025	2,462,484
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	386,049	523,281	178,761	(558,251)
Net increase (decrease) in accounts payable
and accrued expenses	(1,143,286)	273,273	(4,849,511)	(5,004,604)
Net cash used in operating activities	(3,137,072)	(1,817,756)	(12,833,939)	(11,436,884)

Cash Flows from Investing Activities:

Proceeds from disposition of marketable securities	2,118,614	1,000,000	5,192,893	3,716,821
Purchase of marketable securities	(250,000)	(1,000,000)	(13,670,028)	(2,512,239)
Purchase of property, plant and equipment	(6,062,697)	(10,705,548)	(11,818,595)	(32,093,663)
Proceeds from sales of equipment	7,297,598	–	7,297,598	–
Decrease in restricted cash	1,742,162	2,295,131	2,490,970	14,044,787
Capitalized interest paid on convertible notes	–	–	(2,828,841)	(2,846,250)
Other	(7,460)	98,556	(35,929)	(117,738)
Net cash (used in) provided by investing activities	4,838,217	(8,311,861)	(13,371,932)	(19,808,282)

Cash Flows from Financing Activities:

Net proceeds from the issuance of common shares	–	–	–	309,205
Extinguishment of convertible notes	–	–	(415,254)	–
Net cash (used in) provided by financing activities	–	–	(415,254)	309,205

Change in Cash and Cash Equivalents:

Net increase (decrease) in cash and cash equivalents	1,701,145	(10,129,617)	(26,621,125)	(30,935,961)
Cash and cash equivalents - beginning of period	63,227,897	73,874,232	91,550,167	94,680,576
Cash and cash equivalents - end of period	$ 64,929,042	$ 63,744,615	$ 64,929,042	$ 63,744,615

The accompanying notes are an integral part of the consolidated financial statements.

Selected Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2009 and 2008 (unaudited)

Expressed in U.S. Dollars

1. Basis of Presentation and Measurement Uncertainty

     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

     In our opinion, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the “Company, we, us, or our”) as of September 30, 2009, and the results of operations and the cash flows for the three and nine months ended September 30, 2009 and 2008. The results of operations for the nine months ended September 30, 2009 and 2008 are not necessarily indicative of the results to be expected for the full year.

     Except as noted in Note 2 below, these financial statements follow the same accounting policies and methods of their application as the most recent consolidated annual audited financial statements, and should be read in conjunction with the consolidated financial statements, including notes thereto, included in the 2008 annual report.

     Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, Venezuelan legal system, labor and economic developments, social and political unrest, currency and exchange controls, gold sale controls, import/export restrictions, government bureaucracy, corruption and uncertain legal enforcement.

     After approximately eighteen months of exhaustive efforts by the Company to meet with and resolve the Venezuelan government’s arbitrary revocation of the Authorization to Affect and more recently, the denial of the normal course extension of our Brisas alluvial and the El Pauji concessions which by Venezuelan law were already approved, the Company on October 21, 2009, filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank, in Washington D.C., against the Bolivarian Republic of Venezuela.

     In evident retaliation, Venezuelan government personnel arrived at the Brisas camp on October 26, 2009, claimed ownership of the Brisas alluvial concession, seized assets and took physical possession of the property. The 500-hectare Brisas alluvial concession has the same surface area as the underlying hard rock concession area. These actions came less than a week after the Company filed its request for international arbitration. Subsequently on November 4, 2009, the Venezuelan government notified the Company through the issuance of an Administrative Act, dated October 21, 2009, of its intent to cancel the Company’s underlying hard rock concession. These actions appear to be a continuation of the Venezuelan government’s discriminatory treatment of Gold Reserve and a further demonstration of the government’s earlier decision to expropriate the entire Brisas Project.

     At September 30, 2009, with the exception of machinery and equipment deposits, substantially all of the Company's property, plant and equipment related to the Brisas Project is located in Venezuela (See footnote 8 Property, Plant and Equipment- Venezuela). The valuation and future recoverability of such assets are primarily subject to the outcome of our investment dispute with the Venezuelan government, the Company’s ability to redeploy the equipment to another project or its ability to otherwise sell such assets in the future.

     The future recoverability of amounts recorded on the balance sheet associated with the Brisas Project are based on, among other things, management’s estimates and assumptions regarding the future recoverability of costs pursuant to the development and operation of Brisas, the disposition of Brisas to a third-party or the Venezuelan government or a recovery of its investment as a result of a future arbitral award. Based on this analysis management has concluded that no adjustment to the carrying value of capitalized costs associated with the development of Brisas is warranted at this time. These assumptions and estimates could change in the future which could materially affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights, capitalized exploration and development costs and other assets, which totaled approximately $182 million at September 30, 2009.

     The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

2. Restatement and New Accounting Policies

     On September 30, 2008, the Company adopted EIC 172, Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income. This abstract provides guidance on whether the tax benefit of tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale securities, should be recognized in net income or in other comprehensive income. Upon adoption, EIC 172 was applied retrospectively with restatement of prior periods from January 1, 2007 resulting in a reclassification of $916,834 from accumulated other comprehensive income to accumulated deficit as of December 31, 2007.

New Accounting Policies:

Selected Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2009 and 2008 (unaudited)

Expressed in U.S. Dollars

     CICA Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard effective January 1, 2009 did not have a material impact on the Company’s financial statements.

     EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract provides guidance on taking into account the credit risk of an entity and counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this standard effective January 1, 2009 did not have a material impact on the Company’s financial statements.

     EIC 174, Mining Exploration Costs. This abstract provides guidance on when exploration costs related to mining properties may be capitalized and when an impairment assessment of previously capitalized exploration costs should be made. This abstract was effective for financial statements issued after March 27, 2009 and did not have a material impact on the Company’s financial statements.

     FASB 165, Subsequent events. This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This standard was adopted effective July 1, 2009 and did not have a material impact on the Company’s financial statements.

Future Accounting Policies:

     CICA Section 1582, Business Combinations. This Section replaces Section 1581 and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is currently evaluating the impact of this Section on its financial statements.

     CICA Section 1601, Consolidated Financial Statements. This section establishes standards for the preparation of consolidated financial statements and applies to financial reporting periods beginning on or after January 1, 2011. The Company is currently evaluating the impact of this Section on its financial statements.

     CICA Section 1602, Non-Controlling Interests. This section establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination and applies to financial reporting periods beginning on or after January 1, 2011. The Company is currently evaluating the impact of this Section on its financial statements.

3. Cash and Cash Equivalents
	September 30,	December 31,
	2009	2008
Bank deposits	$ 58,305,953	$ 85,925,019
Money market funds	6,623,089	5,625,148
Total	$ 64,929,042	$ 91,550,167

     The above amounts exclude restricted cash of approximately $15 million and $17.5 million as at September 30, 2009 and December 31, 2008, respectively. See Note 13, Commitments. At September 30, 2009 and December 31, 2008, the Company had approximately $123,000 and $205,000 respectively, in Venezuela and banks outside Canada and the U.S.

Selected Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2009 and 2008 (unaudited)
Expressed in U.S. Dollars

4. Marketable Equity Securities
	September 30,	December 31,
	2009	2008

Fair value at beginning of year	$1,342,760	$ 4,987,511
Acquisitions	2,135,293	12,239
Dispositions, at cost	(1,803,548)	(1,459,874)
Realized (gain) loss on sale	(2,139,345)	243,053
Unrealized gain (loss)	1,429,430	(2,440,169)
Fair value at balance sheet date	$ 964,590	$ 1,342,760

     The Company’s marketable equity securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized. As of September 30, 2009 and December 31, 2008 marketable securities had a cost basis of $1,175,049 and $843,305, respectively.

5. Marketable Debt Securities
	September 30,	December 31,
	2009	2008
Amortized cost	$ 10,223,085	$ –

The Company’s marketable debt securities are classified as held-to-maturity and are measured at amortized cost using the effective interest rate method.

6. Financial Instruments

The fair values as at September 30, 2009 and December 31, 2008 along with the carrying amounts shown on the consolidated balance sheets for each classification of financial instrument are as follows:

		September 30, 2009		December 31, 2008
		Carrying	Fair	Carrying	Fair
	Classification	Amount	Value	Amount	Value
Cash and cash equivalents	held for trading	$ 64,929,042	$ 64,929,042	$ 91,550,167	$ 91,550,167
Restricted cash	held for trading	15,018,702	15,018,702	17,509,672	17,509,672
Marketable equity securities	available for sale	964,590	964,590	1,342,760	1,342,760
Marketable debt securities	held to maturity	10,223,085	10,223,085	–	–
Derivative liability	held for trading	–	–	1,442,635	1,442,635
A/P and accruals	other financial liabilities	3,307,153	3,307,153	6,692,073	6,692,073
Accrued interest	other financial liabilities	1,641,849	1,641,849	236,848	236,848
Convertible notes	other financial liabilities	92,920,792	67,038,595	91,829,699	37,723,480

     Fair value estimates for marketable equity securities are made at the balance sheet date by reference to published price quotations in active markets. At September 30, 2009 and December 31, 2008, the fair value of the convertible notes was estimated using an indicative valuation based on recent market information.

The Company is exposed to various risks including credit risk, liquidity risk, currency risk and interest rate risk as described below:

a)	Credit risk is the risk that a counterparty will fail to meet its obligations to the Company. The Company’s primary exposure to credit risk is through its cash and cash equivalents, restricted cash and marketable debt securities balances. The Company diversifies its cash holdings into major Canadian and U.S. financial institutions and corporations.

Selected Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2009 and 2008 (unaudited)

Expressed in U.S. Dollars

b)	Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations associated with its financial liabilities. The Company manages this risk by maintaining adequate cash balances through equity and debt offerings to meet its current and foreseeable obligations. The following table presents the Company’s payments due on accounts payable and accrued expenses and its undiscounted interest and principal payments due on its convertible notes, based on the estimate that the term of the notes will end on June 15, 2012. If the notes were to reach their contractual maturity date of June 15, 2022, additional interest payments would amount to $56.3 million over the additional ten year term of the notes.

		Payments due by Period
		Less than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years
A/P and accruals	$ 3,307,153	$ 3,307,153	–	–	–
Interest	16,887,585	5,629,195	$ 11,258,390	–	–
Principal	102,349,000	–	102,349,000	–	–
Total	$ 122,543,738	$ 8,936,348	$ 113,607,390	–	–

c)	The Company is subject to currency risk mainly due to its operations in Venezuela. Transactions denominated in foreign currency are exposed to exchange rate fluctuations which have an impact on the statement of operations. The Company’s cash, value added tax and other monetary assets and liabilities that are held in Venezuelan and Canadian currency are subject to fluctuations against the US dollar. A 10% weakening of those currencies against the US dollar would have increased the Company’s net loss from the translation of foreign currency denominated financial instruments, for the nine months ended September 30, 2009 and 2008, by the amounts shown below.

	2009	2008
Venezuelan Bolívar	$64,552	$ 77,850
Canadian dollar	3,485	4,482
Total	$ 68,037	$ 82,332

The Company limits the amount of currency held in non-U.S dollar accounts, but does not actively use derivative instruments to limit its exposure to fluctuations in foreign currency rates.
d)	The Company is subject to the risk that changes in market interest rates will cause fluctuations in the fair values of its financial instruments. Cash and cash equivalents earn floating market rates of interest. Other current financial assets and liabilities are generally not exposed to this risk because of their immediate or short-term maturity. The interest rate on the Company’s convertible notes is fixed and therefore the interest payments are not subject to changes in market rates of interest.

7. Capital Management

     The capital structure of the Company consists of common shares and equity units, convertible notes, stock options, accumulated deficit, accumulated other comprehensive income and KSOP debt. The Company’s objectives when managing its capital are to:

a)	maintain sufficient liquidity in order to meet financial obligations including the costs of acquiring and developing mining projects and servicing debt;
b)	safeguard the Company’s assets and its ability to continue as a going concern and
c)	maintain a capital structure that provides the flexibility to access additional sources of capital with minimal dilution to existing shareholders.

     The Company manages its capital consistent with the objectives stated above and makes adjustments to its capital structure based on economic conditions and the risk characteristics of the underlying assets. The Company is in compliance with the covenants of its convertible notes. There were no changes to the Company’s capital management during 2009.

Selected Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2009 and 2008 (unaudited)

Expressed in U.S. Dollars

8. Property, Plant and Equipment
		Accumulated
	Cost	Depreciation	Net
September 30, 2009

United States
Furniture and office equipment	$ 497,982	$ (388,536)	$ 109,446
Leasehold improvements	41,190	(36,559)	4,631
	$ 539,172	$ (425,095)	$ 114,077

Venezuela
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration and development costs	85,229,050		85,229,050
Capitalized interest	37,708,619		37,708,619
Machinery and equipment deposits	47,225,339		47,225,339
Buildings	756,282	(402,836)	353,446
Furniture and office equipment	604,781	(545,735)	59,046
Transportation equipment	636,187	(488,333)	147,854
Machinery and equipment	548,964	(327,749)	221,215
	183,961,557	(1,764,653)	182,196,904
Total	$ 184,500,729	$ (2,189,748)	$ 182,310,981

		Accumulated
	Cost	Depreciation	Net
December 31, 2008

United States
Furniture and office equipment	$ 485,036	$ (355,924)	$ 129,112
Leasehold improvements	35,633	(35,633)	–
	$ 520,669	$ (391,557)	$ 129,112

Venezuela
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration and development costs	84,267,573		84,267,573
Capitalized interest	31,487,930		31,487,930
Machinery and equipment deposits	47,081,189		47,081,189
Buildings	756,282	(368,600)	387,682
Furniture and office equipment	602,476	(519,883)	82,593
Transportation equipment	636,187	(425,685)	210,502
Machinery and equipment	557,561	(323,999)	233,562
	176,641,533	(1,638,167)	175,003,366
Total	$ 177,162,202	$ (2,029,724)	$ 175,132,478

     Machinery and equipment deposits include amounts paid for infrastructure and milling equipment either in the manufacturing stage or being stored by the manufacturer.

Selected Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2009 and 2008 (unaudited)
Expressed in U.S. Dollars

9. Geographic Segments

Net Loss for the Three and Nine Months Ended September 30, 2009 and 2008

	Three Months Ended		Nine Months Ended
	2009	2008	2009	2008
US/Canada	$ 1,667,085	$ 2,520,092	$ 4,703,615	$ 7,972,129
Venezuela	3,896,789	1,268,619	5,359,021	2,848,294
Consolidated	$ 5,563,874	$ 3,788,711	$ 10,062,636	$ 10,820,423

10. Stock Based Compensation

     The Company has two equity incentive plans; the 1997 Equity Incentive Plan (last amended in March 2006 and last re-approved by the shareholders in June 2009, the “1997 Plan”) and the 2008 Venezuelan Equity Incentive Plan (approved by the shareholders in June 2008, the “Venezuelan Plan”). Both plans permit the grants of stock options, stock appreciation rights and restricted stock, or any combination thereof, and each shall be 10% of the Company’s outstanding shares, from time to time. The grants will be for terms up to ten years with vesting periods ranging from immediate to up to 3 years. As of September 30, 2009, there were a total of 43 participants in the plans.

     Insiders (officers and directors) of the Company and its subsidiaries are not eligible to participate in the Venezuelan Plan. Subsequent to shareholder approval in June 2008, 1,056,947 options previously granted to Venezuelan employees and consultants under the 1997 Plan were transferred to the Venezuelan Plan. The 1997 Plan remains available for insiders, employees and consultants of the Company.

Combined share option transactions for the nine months ended September 30, 2009 and 2008 are as follows:

	2009		2008

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Options outstanding at beginning of period	5,007,931	$ 3.18	4,445,139	$ 4.14
Options exercised	–	–	(162,133)	1.91
Options expired	(584,589)	4.01	(60,000)	4.79
Options forfeited	(79,667)	4.42	(74,667)	4.71
Options granted	547,500	0.73	–	–
Options outstanding at end of period	4,891,175	2.79	4,148,339	4.21
Options exercisable at end of period	3,442,265	$ 3.73	3,426,248	$ 4.09

Options available for
grant at end of period
under 1997 plan	1,794,322		2,582,220
Options available for
grant at end of period
under Venezuelan plan	4,948,661		4,635,999

	Price		Price
	Range		Range
Exercise price at end of period	$0.29 - $ 5.36		$ 0.72 - $ 5.36
Exercise price for exercisable shares	$0.29 - $ 5.36		$ 0.72 - $ 5.36

Selected Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2009 and 2008 (unaudited)

Expressed in U.S. Dollars

The following table relates to stock options at September 30, 2009

					Weighted Average
		Weighted	Weighted		Exercise Price
Price	Number	Average Remaining	Average	Number	of Exercisable
Range	Outstanding	Contractual Life	Exercise Price	Exercisable	Options

$0.29 - $0.29	1,303,352	4.18	$0.29	434,442	$0.29
$0.73 - $1.89	974,000	3.00	$1.24	426,500	$1.89
$3.69 - $4.19	726,000	1.93	$4.09	726,000	$4.09
$4.22 - $4.62	416,500	1.87	$4.49	416,500	$4.49
$4.83 - $4.83	1,192,323	0.89	$4.83	1,159,823	$4.83
$5.07 - $5.36	279,000	2.16	$5.19	279,000	$5.19
$0.29 - $5.36	4,891,175	2.50	$2.79	3,442,265	$3.73

     The Company recorded compensation expense, during the nine months ended September 30, 2009 and 2008, of $475,398 and $1,595,060, respectively, for stock options granted. During the nine months ended September 30, 2009, 547,500 new options were granted. The fair value of options granted was calculated at $323,449 using the Black-Scholes model based on the following assumptions:

Weighted average risk free interest rate	1.46%
Expected life	4.6 years
Expected volatility	120%
Dividend yield	nil

     In addition to the equity incentive plans, the Company also maintains the Gold Reserve Director and Employee Retention Plan. Units granted under the plan become fully vested and payable upon achievement of certain milestones related to the Brisas project or in the event of a change of control. Each Unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A Common Share (1) on the date the Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. As of September 30, 2009, an aggregate of 1,732,500 unvested Units have been granted to directors, executive officers and affiliates of the Company and 315,000 Units have been granted to other participants. The value of these units, based on the grant date value of the Class A shares, was approximately $8.9 million.

11. Convertible Notes

     In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% Senior subordinated convertible notes. The notes are unsecured, bear interest at a rate of 5.50% annually, pay interest semi-annually in arrears and are due on June 15, 2022. The notes are convertible into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54). Upon conversion, the Company will have the option, unless there has occurred and is then continuing an event of default under the Company’s indenture, to deliver common shares, cash or a combination of common shares and cash for the notes surrendered.

     At December 31, 2008, the Company revised its estimate of the expected life of the notes to June 15, 2012, the date of the one-time option of the note holders to require the Company to repurchase the notes, at the option of the Company, either in cash or through the issuance of stock, and adjusted the carrying value accordingly. Management considered a number of factors in its evaluation including general market conditions resulting from the credit crisis which occurred during the fourth quarter, the current stock price compared to the stock price at the date of the issuance of the debt, the current trading value of the debt and the relative small number of note holders controlling an estimated 80% of the total outstanding. After consideration of these factors, management concluded that the expected life of the notes should be changed because it appeared more than likely that the note holders would exercise their option to require the Company to repurchase the notes on June 15, 2012. All other terms and conditions set forth in the notes remain unchanged. The adjusted carrying value was calculated by computing the present value of the estimated future interest and principal payments at the original effective interest rate. As a result of this change, the carrying value of the notes increased by approximately $20.5 million with a corresponding increase in capitalized interest and accretion.

The note holders have the option to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The Company may elect to satisfy its obligation to pay the repurchase price, in whole or in part, by delivering Common Shares. In the event of a change of control of the Company, the Company may be

Selected Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2009 and 2008 (unaudited)

Expressed in U.S. Dollars

required to offer to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest unless there has occurred and is continuing certain events of default under the Company’s indenture.

     At any time on or after June 16, 2010, and until June 15, 2012, the Company may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest if the closing sale price of the Common Shares is equal to or greater than 150% of the conversion price then in effect and the closing price for the Company’s Common Shares has remained above that price for at least twenty trading days in the period of thirty trading days preceding the Company’s notice of redemption. Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.

     Canadian accounting standards require the Company to allocate the notes between their equity and debt component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The equity portion of the notes was estimated using the residual value method at approximately $29 million, net of issuance costs. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The expected life of the notes is an estimate and is subject to change, if warranted by facts and circumstances related to the potential early redemption of the notes by either the Company or the holders. Interest and accretion expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. The Company capitalized interest and accretion expense totaling $6.2 million and $5.1 million, during the nine months ended September 30, 2009 and 2008, respectively.

     As of September 30, 2009, convertible notes with a face value of $1,151,000 had been converted for cash or repurchased by the Company at a total cost of approximately $451,000. At September 30, 2009 and December 31, 2008, the fair value of the convertible notes was estimated to be $67.0 million and $37.7 million, respectively, based on recent market information

12. Common Shares and Equity Units

     During the nine months ended September 30, 2009, the Company issued 551,500 shares at an average price of $0.71 per share as compensation. As of September 30, 2009, there were a total of 57,670,555 Class A and 500,236 Class B shares issued.

     During the nine months ended September 30, 2008, the Company issued 162,133 shares at an average price of $1.91 per share upon exercise of stock options, and 524,625 shares at an average price of $4.69 per share were issued as compensation.

13. Commitments

     In mid 2007, we commenced procurement efforts and placed orders totaling approximately $125 million for the gyratory crusher, pebble crushers, SAG and ball mills, mill motors, and other equipment for the Brisas Project. Since the revocation of the Authorization to Affect the Company, in the fourth quarter of 2008 and the third quarter of 2009, sold certain equipment (one SAG mill, two ball mills (35,000 tonne per day through-put) and related motors as well as mobile equipment) originally costing approximately $53.1 million. The Company recovered approximately $26.5 million of progress payments and the purchaser assumed the Company's remaining payment obligations of approximately $21.9 million resulting in a combined loss on sale of equipment of approximately $4.7. As of September 30, 2009, the Company has equipment commitments totaling $61.7 million and has made payments on these orders of $47.4 million. Payments on the remaining commitments of $14.3 million are due within one year. In connection with a portion of these commitments, the Company opened an irrevocable standby letter of credit with a Canadian chartered bank providing security on the performance of obligations. As of September 30, 2009 and December 31, 2008, the Company had restricted cash of $15 million and $17.5 million, respectively, as required by this letter of credit.

14. Takeover Defense and Litigation

     On December 15, 2008, Rusoro Mining Ltd. (“Rusoro”) commenced an unsolicited offer to acquire all of the outstanding shares and equity units of the Company in consideration for three shares of Rusoro for each Company share or equity unit. On December 16, 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro and Rusoro’s financial advisor Endeavour Financial International Corporation ("Endeavour") seeking an injunction restraining Rusoro and Endeavour from proceeding with Rusoro’s unsolicited offer, significant monetary damages, and various other items. Endeavour was the Company’s financial advisor from 2004 until shortly after the commencement of Rusoro’s offer.

     On February 10, 2009, the Ontario Superior Court of Justice granted an interlocutory injunction restraining Rusoro from proceeding with any hostile takeover bid to acquire the shares of the Company until the conclusion and disposition at trial of the action commenced by the Company. The injunction was granted by the Court following a motion by the Company on the basis that Rusoro had access to or benefited from the use of the Company’s confidential information as a result of Rusoro’s relationship with Endeavour. The Court also issued an interlocutory injunction restraining Endeavour from having any involvement with a hostile takeover bid for the Company. The Court further required that Rusoro, Endeavour and their agents return to the Company both all the confidential information of the

Selected Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2009 and 2008 (unaudited)

Expressed in U.S. Dollars

Company and also anything produced from that confidential information and pay the court costs. Following the issuance of the interlocutory injunctions, Rusoro withdrew its unsolicited offer to acquire the outstanding shares and equity units of the Company.

     On February 15, 2009, Rusoro and Endeavour both served a motion with the Ontario Superior Court of Justice seeking permission to appeal to the Divisional Court the February 10, 2009 order that was granted against them. The Company opposed these motions which were heard in Toronto on April 2, 2009. On April 6, 2009 the permission to appeal was denied. The legal action commenced December 16, 2008 by the Company is ongoing. Rusoro has filed a counterclaim against the Company for, among other things, damages of Cdn $102.5 million allegedly arising from the Company’s successful motion for an interlocutory injunction. Endeavour has filed a $500 thousand counter claim against the Company relating to the lost opportunity to earn a success fee from the successful completion of the Rusoro offer.

     Costs associated with the takeover defense and litigation amounted to $2.0 million and $5.4 million in 2009 and 2008, respectively. A portion of these costs relate to contracts considered to be derivative instruments or to contain embedded derivatives because the amounts payable are linked to the Company’s share price and accordingly they are accounted for at fair value with unrealized gains and losses recorded in income until completion of the terms of the contracts. At September 30, 2009, the value of the contracts has been determined and the contracts are no longer accounted for as derivatives.

15. Subsequent Events

     After approximately eighteen months of exhaustive efforts by the Company to meet with and resolve the Venezuelan government’s arbitrary revocation of the Authorization to Affect and more recently, the denial of the normal course extension of our Brisas alluvial and the El Pauji concessions which by Venezuelan law were already approved, the Company on October 21, 2009, filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank, in Washington D.C., against the Bolivarian Republic of Venezuela.

     In evident retaliation, Venezuelan government personnel arrived at the Brisas camp on October 26, 2009, claimed ownership of the Brisas alluvial concession, seized assets and took physical possession of the property. The 500-hectare Brisas alluvial concession has the same surface area as the underlying hard rock concession area. These actions came less than a week after the Company filed its request for international arbitration. Subsequently on November 4, 2009, the Venezuelan government notified the Company through the issuance of an Administrative Act, dated October 21, 2009, of its intent to cancel the Company’s underlying hard rock concession. These actions appear to be a continuation of the Venezuelan government’s discriminatory treatment of Gold Reserve and a further demonstration of the government’s earlier decision to expropriate the entire Brisas Project.

EXHIBIT 99.2

September 30, 2009 Management’s Discussion and Analysis

GOLD RESERVE INC. September 30, 2009 Management’s Discussion and Analysis U.S. Dollars (unaudited)

Unless stated otherwise all references to “US$”, “$” or “dollars” in this report are references to United States dollars and references to “Cdn$” are to Canadian dollars.

Operations Overview REQUEST FOR ARBITRATION

     After approximately eighteen months of exhaustive efforts by the Company to meet with and resolve the Venezuelan government’s arbitrary revocation of the Authorization to Affect and more recently, the denial of the normal course extension of our Brisas alluvial and the El Pauji concessions which by Venezuelan law were already approved, the Company on October 21, 2009, filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank, in Washington D.C., against the Bolivarian Republic of Venezuela.

     In evident retaliation, Venezuelan government personnel arrived at the Brisas camp on October 26, 2009, claimed ownership of the Brisas alluvial concession, seized assets and took physical possession of the property. The 500-hectare Brisas alluvial concession has the same surface area as the underlying hard rock concession area. These actions came less than a week after the Company filed its request for international arbitration. Subsequently on November 4, 2009, the Venezuelan government notified the Company through the issuance of an Administrative Act, dated October 21, 2009, of its intent to cancel the Company’s underlying hard rock concession. These actions appear to be a continuation of the Venezuelan government’s discriminatory treatment of Gold Reserve and a further demonstration of the government’s earlier decision to expropriate the entire Brisas Project.

     The following discussion regarding the Brisas Project, including historical work associated with its development, established reserves and planned construction and future operation of the Brisas Project should be considered in conjunction with the Company’s recent Request for Arbitration.

BRISAS PROJECT

     The Company is engaged in the business of exploration and development of mining projects. Since 1992, the Company has focused substantially all of its corporate and operations management and financial resources on the development of its most significant asset, the Brisas gold and copper project (“Brisas Project”, “Brisas” or the “Brisas Property”), and more recently and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State of the Bolivarian Republic of Venezuela ("Venezuela").

     Brisas, located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela, is primarily comprised of a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession. Together these concessions contain substantially all of the mineralization identified in the Brisas Report described below. Brisas also includes a number of other concessions, Corporacion Venezolana de Guayana ("CVG") work contracts, easements and pending applications for land use authorizations relating to as much as 11,000 hectares of land parcels adjacent to or near the existing alluvial and hardrock concessions.

     Since 1992, substantial work has been completed by the Company supporting the economic development of Brisas. In 2003 the Venezuelan Ministry of Mines (“MIBAM”) approved the Brisas Project operating plan and in 2007 the Venezuelan Ministry of Environment (“MinAmb”) approved the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (Estudio de Impacto Ambiental y Sociocultural) (“ESIA”). As a result of these approvals and the Company's years of substantive effort and compliance with Venezuelan mining laws and regulations, the Venezuelan Ministry of Environment (“MinAmb”) in March 2007 issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project (the “Authorization to Affect”).

     In May 2008, MinAmb arbitrarily revoked the Authorization to Affect referencing in its formal notice, among other things, the existence of environmental degradation and affectation on the Brisas property, the presence of a large number of miners on or near the property, the Imataca Forest Reserve and the effects of global warming as the basis for their decision. In response to the various points contained within the revocation notice, Venezuelan legal counsel advised management that the revocation of the Authorization to Affect was groundless and legally unsupported. Further, Venezuelan legal counsel advised management that the Authorization to Affect was granted to our Venezuelan subsidiary by MinAmb, a competent authority, following the corresponding legal procedure and in accordance with applicable laws and regulations. At the time the Authorization to Affect was issued, there was no legal norm prohibiting MinAmb from authorizing performance of mining activities in the area of the Brisas Project.

     In April 2009, as a result of the Venezuelan government’s failure to reinstate the March 2007 Authorization to Affect and the lack of any meaningful dialog to resolve the prolonged obstruction of our rights to the Brisas Project, the Company notified the Bolivarian Republic of Venezuela of the existence of a dispute between the Company and the Venezuelan government under both: (1) the Agreement between the government of Canada and the government of the Republic of Venezuela for the Promotion and Protection of Investments (“Canada – Venezuela Treaty”) and (2) the Agreement between the government of Barbados and the government of the Republic of Venezuela for the Promotion and Protection of Investments (“Barbados-Venezuela Treaty”).

     In May 2009, MIBAM denied the normal course extension of our Brisas alluvial concession which contains approximately 3% of the Brisas Project proven and probable gold reserves and also denied the extension of the El Pauji concession held for infrastructure purposes. The Company applied for the extension of both the Brisas alluvial concession and the El Pauji concession pursuant to Article 25 of the Venezuelan mining law, which provided MIBAM a six-month period ending in April 2008 and July 2008, respectively, to decide on the extension requests. MIBAM did not respond to either of our requests for extension during the requisite time period. As a result of MIBAM's failure to expressly deny the extension application in the requisite time period, the extension was automatically granted pursuant to Article 25 of the mining law. More than one year after the six month time periods elapsed, MIBAM in internal reports (the contents of which have never been disclosed to the Company) asserts without evidence and prior notice that the Company was not in compliance with its obligations in regards to the concessions when in September 2008, subsequent to the lapse of the six month time period, the Company received from MIBAM a certificate of compliance (or good standing) of the Company’s obligations set forth in the mining law and in the title for the Brisas alluvial concession. MIBAM acknowledged that the Company timely filed its extension application and acknowledged that it made its evaluation on the status of the concession subsequent to the six month time period promulgated in Article 25 of the mining law effectively ignoring its own regulations and laws.

     With no formal response from the Venezuelan government concerning our April 2009 notice regarding the existence of a dispute between the Company and the Venezuelan government, the Company in August 2009 delivered a follow-up notice reminding the Venezuela government of the existence of a dispute and confirming our intent to amicably settle the dispute if possible. As of the date of this report, the Company has received no formal response from the Venezuelan government regarding this issue.

     On October 21, 2009 the Company filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank, in Washington D.C., against the Bolivarian Republic of Venezuela seeking compensation for the losses caused to the Company resulting from Venezuela's violations of the Agreement between the government of Canada and the government of the Republic of Venezuela for the Promotion and Protection of Investments ("Canada-Venezuela Treaty") in regard to the Company and its investments in Venezuela relating to the Brisas Project and the Choco 5 property in the Bolivar State of Venezuela. At the date of its Request for Arbitration the Company estimated that the Brisas Project had a value of approximately $5 billion on a non discounted cashflow basis.

     In evident retaliation, Venezuelan government personnel arrived at the Brisas camp on October 26, 2009, claimed ownership of the Brisas alluvial concession, seized assets and took physical possession of the property. The 500-hectare Brisas alluvial concession has the same surface area as the underlying hard rock concession area. These actions came less than a week after the Company filed its request for international arbitration. Subsequently on November 4, 2009, the Venezuelan government notified the Company through the issuance of an Administrative Act, dated October 21, 2009, of its intent to cancel the Company’s underlying hard rock concession. These actions appear to be a continuation of the Venezuelan government’s discriminatory treatment of Gold Reserve and a further demonstration of the government’s earlier decision to expropriate the entire Brisas Project.

Project Work to Date

     Since acquiring Brisas in 1992, the Company has spent close to $300 million on the project (including capitalized costs and equipment recorded in the Consolidated Balance Sheet and operating costs in support of our Venezuelan operations recorded in the Consolidated Statement of Operations). In addition, approximately $14.3 million remains contractually committed for equipment as of September 30, 2009.

     The costs expended include property and mineral rights, easements, acquisition costs, equipment expenditures, litigation settlement costs, general and administrative costs, extensive exploration costs including geology, geophysics and geochemistry, over 200,000 meters of drilling, independent audits of our drilling, sampling, assaying and ore reserves estimates, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, Environmental Impact Statement and Bankable Feasibility Study, including a number of subsequent updates, detailed engineering which is approximately 85% complete and an independent CSA National Instrument 43-101 report which was most recently updated in March 2008.

     With the issuance of the Authorization to Affect, we commenced significant pre-construction procurement efforts which included mobilizing our EPCM contractor, issuing contracts for site prep and construction camp facilities, submitting orders for the gyratory crusher, pebble crushers, SAG and ball mills, mill motors, early-works construction equipment and various other site equipment totaling approximately $125.3 million, accelerated detailed engineering, hired a number of senior technical staff, completed the sale of approximately $103.5 million of convertible notes and $74 million in new equity, launched a number of environmental and social initiatives and commenced preparation at the Brisas site for construction activities.

     We have enjoyed broad support from the local communities. As part of our on-going commitment to the local region, we completed the construction of a medical facility and a computer and internet center, refurbished and expanded a local school and a community liaison commission facility, constructed new recreational and sport facilities, supported a number of farming and community development programs and continue to maintain the ongoing expenditures associated with these programs and facilities, including the Brisas Community Sport Program whereby over 800 children actively participate in daily supervised activities. In addition, we continue to monitor environmental parameters related to Brisas including monthly air and water quality studies, climate and hydrological information and biodiversity assessments.

Brisas Report

     In March 2008, the Company updated and prepared a new Canadian Securities Act ("CSA") National Instrument 43-101 report for the Brisas Project, which is summarized below. The 2008 NI 43-101 report utilized $600 per ounce gold and $2.25 per pound copper for the base-case economic model and at such prices, cash operating costs (net of copper byproduct credits) were estimated at $120 per ounce of gold. Total costs including cash operating costs, exploitation taxes, initial capital costs (excluding sunk cost), and sustaining capital costs were estimated at $268 per ounce of gold. The operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.2 million ounces of gold and 1.4 billion pounds of copper in 483 million tonnes of ore grading 0.66 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.54 per tonne using a gold price of $470 per ounce and a copper price of $1.35 per pound. The operating plan anticipates utilizing conventional truck and shovel mining methods with the processing of ore at maximum production of 75,000 tonnes per day, yielding an average annual production of 457,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 18.25 years. The strip ratio (waste to ore) was estimated at 2.24:1. The initial capital cost to construct and place Brisas into production totals an estimated $731 million excluding working capital, critical spares and initial fills of approximately $53 million and ongoing life-of-mine requirements estimated at $269 million. Initial capital cost estimates exclude value added taxes of approximately $54 million for which future exonerations may be available.

MINERAL RESOURCE AND RESERVE ESTIMATE

     Cautionary Note to U.S. Investors. We advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the SEC Industry Guide 7. Considering the terminology differences, the Company's proven and probable mineral reserves disclosed herein are identical under guidance contained in CSA National Instrument 43-101 and SEC Industry Guide 7.

     This report uses the terms "measured," "indicated" and "inferred" resource. Note that under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases and must be disclosed separately from measured and indicated mineral resource estimates. We advise U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them as disclosure of estimates other than proved (measured) or probable (indicated) and as such are not allowed pursuant to U.S. disclosure requirements unless required by a foreign jurisdiction. U.S. investors are cautioned not to assume that any disclosure of mineralization not already categorized as “mineral reserves”, will ever be converted into reserves. Also, disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC generally requires mineral resource information to be reported as in-place tonnage and grade.

     In March 2008 Pincock, Allen & Holt assisted the Company in the calculation of an updated mineral resource and reserve estimate in accordance with CSA National Instrument 43-101 which is summarized in the tables below. The qualified persons involved in the property evaluation and resource and reserve estimate were Susan Poos, P.E. of Marston & Marston Inc. and Richard Lambert, P.E., Richard Addison, P.E. and Bart Stone, C.P.G. of Pincock, Allen & Holt. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System and not the SEC’s Industry Guide 7. These standards differ from the requirements of the SEC (including under its Industry Guide 7), and reserve and resource information contained in this report may not be comparable to similar information disclosed by U.S. companies.

Mineral Resource Estimate

     The estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown in the following section:

(kt=1,000 tonnes)		Measured			Indicated		Measured and Indicated
Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade	kt	(gpt)	(%)	kt	(gpt)	(%)	kt	(gpt)	(%)
0.40 gpt	256,483	0.71	0.12	300,367	0.62	0.13	556,850	0.66	0.13

(In Millions)		Measured			Indicated		Measured and Indicated
Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade		oz.	lb.		oz.	lb.		oz.	lb.
0.40 gpt	–	5.853	674	–	5.986	888	–	11.839	1,562

     The inferred mineral resource, based on an off-site smelter process (0.4 grams per tonne gold equivalent cut-off), is estimated at 121.0 million tonnes containing 0.590 grams gold per tonne and 0.12% copper, or 2.28 million ounces of gold and 316 million pounds of copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per ounce gold and $1.15 per pound copper.

Mineral Reserve Estimate

     The estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

	Reserve			Au	Cu	Waste	Total
	tonnes	Au Grade	Cu Grade	ounces	pounds	tonnes	tonnes	Strip
Class	(millions)	(gpt)	(%)	(millions)	(millions)	(millions)	(millions)	Ratio
Proven	237.7	0.71	0.12	5.429	643
Probable	245.1	0.61	0.14	4.800	746
Total	482.8	0.66	0.13	10.229	1,389	1,080.3	1,563.1	2.24

     Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimates disclosed above which are designated as commercially viable are included in and a part of the mineral resource estimates shown in the previous section.

     The mineral reserve (within a pit design) has been estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of $470 per ounce gold and $1.35 per pound copper and an internal revenue cut-off of $3.54 per tonne for hard rock and $3.74 per tonne for saprolite material.

CHOCO 5 PROPERTY

     Since acquiring the Choco 5 property, the Company has invested approximately $1.5 million on the exploration, which has included acquisition costs, geological mapping, airborne geophysics, stream sediment and soil geochemistry, mapping, geomorphological study, drilling and assaying. The Company has suspended all Choco 5 exploration activities pending the resolution of the Brisas investment dispute with the Venezuelan government.

Financial Overview

Forward-Looking Statements

     Certain statements included herein constitute forward-looking statements that state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

     We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: the outcome or process of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in the investment treaty entered into between Venezuela and Canada to determine compensation due to Gold Reserve resulting from its claims in arbitration against the Venezuelan government and its agents and agencies, or if the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; the result or outcome of the trial regarding the enjoined hostile takeover bid for Gold Reserve; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates) or our inability to undertake such construction or production; the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

     This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

     In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Notes" and "Risk Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, including Gold Reserve’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, respectively, on March 31, 2009.

Overview

     The following discussion of our financial position as of September 30, 2009 and results of operations for the three and nine months ended September 30, 2009 and 2008 should be read in conjunction with our unaudited interim consolidated financial statements and related notes, included therein.

     Our consolidated financial statements are prepared in U.S. dollars in accordance with generally accepted accounting principles (“GAAP”) in Canada. Those financial statements together with the management’s discussion and analysis, dated November 12, 2009, are intended to provide investors with a reasonable basis for assessing our financial performance as well as certain forward-looking statements relating to our potential future performance. Additional information can be found at www.goldreserveinc.com, www.sedar.com or www.sec.gov.

     As noted above, since 1992, we have focused substantially all our corporate and operations management and financial resources on Brisas. We have no commercial production at this time and, as a result, we have not recorded revenue or cash flows from our mining operations and continue to experience losses from operations, a trend we expect to continue until the dispute regarding Brisas is resolved and is put into commercial production or the Company acquires or invests in an alternative project. Historically we have financed the Company’s operations through the issuance of common stock, other equity securities and convertible debt.

     After approximately eighteen months of exhaustive efforts by the Company to meet with and resolve the government’s arbitrary revocation of the Authorization to Affect and more recently, the denial of the normal course extension of our Brisas alluvial concession and the El Pauji concessions which by Venezuelan law were already approved, the Company on October 21, 2009, filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank, in Washington D.C., against the Bolivarian Republic of Venezuela. In evident retaliation, Venezuelan government personnel arrived at the Brisas camp on October 26, 2009, claimed ownership of the Brisas alluvial concession, seized assets and took physical possession of the property. On November 4, 2009, the Venezuelan government notified the Company through the issuance of an Administrative Act, dated October 21, 2009, of its intent to cancel the Company’s underlying hard rock concession.

     The future recoverability of amounts recorded on the balance sheet associated with the Brisas Project are based on, among other things, management’s estimates and assumptions regarding the future recoverability of costs pursuant to the development and operation of Brisas as envisaged in the 2003 Brisas Project operating plan (as amended in 2005) and 2007 ESIA, the disposition of Brisas to a third-party or the Venezuelan government or a recovery of its investment as a result of a future arbitral award. These assumptions and estimates could change in the future which could materially affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights, capitalized exploration and development costs and other assets (See “Critical Accounting Estimates”). In addition, the Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

     The Company believes that the 2008 revocation of its Authorization to Affect, the denial of the normal course extension of its Brisas alluvial and El Pauji concessions which by Venezuelan law were already approved and the recent occupation of the Brisas Project is unsupported by the laws and regulations of Venezuela. As a result, management maintains that its concession rights remain in good standing evidenced by, among other things, the Brisas Project operating plan approved by the Ministry of Energy and Mines (the predecessor to the current MIBAM) in 2003 and revised in 2005, an Environmental and Social Impact Study for the Construction of Infrastructure and for the Exploitation and Processing of Gold and Copper Ore (the “ESIA”) approved by MinAmb in early 2007, and accreditation letters of technical compliance for the properties that comprise the Brisas Project, most recently issued by MIBAM in the third quarter of 2008. As a result, until the impasse is clarified with the Venezuelan government either through negotiations or arbitration, management has concluded that no adjustment to the carrying value of capitalized costs associated with the development of Brisas is warranted at this time. Actions unfavorable to the Company could result in a material impairment in the carrying value of the amounts recorded as property, plant and equipment, which totaled approximately $182 million at September 30, 2009.

     In addition to the investment dispute discussed herein, current or future laws and regulations implemented by the Venezuelan government including restrictions on gold sales and currency controls or other factors beyond our control could adversely affect our operations and investment in Venezuela in the future.

     As of November 12, 2009, the Company had the following shares, equity units, share purchase options and senior subordinated convertible notes issued:

Class A common shares	57,670,555
Equity units [1]	500,236
Class A common share purchase options [2]	4,891,175
5.50% Senior Subordinated Convertible Notes [3]	-

1)	An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.
2)	Exercisable for Class A common shares on a one-to-one basis at between $0.29 and $5.36 per share.
3)	$102,349,000 aggregate principal amount is outstanding as at November 12, 2009. The Senior Subordinated Convertible Notes are convertible at the option of the holder at any time prior to maturity at an initial conversion rate of 132.626 Class A common shares per $1,000 principal amount of the notes, subject to adjustment. See Note 11 to our unaudited interim consolidated financial statements for the quarter ended September 30, 2009.

     The Company is methodically evaluating other opportunities available within the industry outside of Venezuela. We have an experienced senior management team with considerable operational, financial and administrative experience and we continue to evaluate from time to time other opportunities outside of Venezuela. The timing of any such investment or transaction if any, and the amounts required which may include the redeployment of some or all of the processing equipment originally obtained for the Brisas Project, cannot be determined at this time.

Liquidity and Capital Resources

     Our financial resources, which include cash, cash equivalents, restricted cash and marketable debt securities, decreased approximately $18.9 million (the majority of which relates to the purchase of property, plant and equipment) from December 31, 2008 to approximately $90.2 million as of September 30, 2009. Management continues to implement cost reduction and containment programs to slow down and reduce operational expenditures, including the sale of certain equipment as discussed herein. The timing and extent of these initiatives will be influenced by the Company’s intent to maintain a strong financial position while maintaining maximum flexibility.

Investing Activities

     As a result of the actions by the Venezuelan government in regards to Brisas, the activities outlined in the 2003 Brisas Project operating plan, as revised in 2005, and all project engineering was previously suspended. Likewise, the Company does not intend to incur further capital expenditures with respect to the Brisas project beyond those which have previously been committed.

     We previously placed orders related to initial capital costs totaling approximately $125.3 million (See Contractual Obligations below). Since the revocation of the Authorization to Affect, the Company sold certain equipment (one SAG mill, two ball mills and related motors, as well as mobile equipment) originally costing approximately $53.1 million. The Company recovered approximately $26.5 million of progress payments and the purchaser assumed the Company's remaining payment obligations of approximately $21.9 million resulting in a combined loss on sale of equipment of approximately $4.7.

     The Company has engaged an equipment broker to manage inquiries of interest by third parties regarding the purchase of the equipment noted above. Alternatively some or all of the remaining equipment obtained for the Brisas Project and not otherwise disposed of may be redeployed in one or more other projects that management may identify in the future. As of September 30, 2009, remaining payments on equipment orders totaled approximately $14.3 million.

     The net cash provided by (used in) investing activities during the three and nine months ended September 30, 2009 and 2008 is as follows:

		3 months			9 months
	2009	2008	Change	2009	2008	Change
Investing activities	$ 4,838,217	($ 8,311,861)	$ 13,150,078	($ 13,371,932)	($ 19,808,282)	$ 6,436,350

     Net Cash flow used in investing activities during the nine months ended September 30, 2009 decreased over the comparable period in 2008 primarily as a result of a reduction in expenditures for property, plant and equipment and sale of certain equipment offset by an increase in net purchases of marketable securities

Financing Activities

     As of November 12, 2009 we held approximately $89 million in cash, cash equivalents, restricted cash and marketable debt securities. Of this amount, approximately $12 million is restricted cash as required by a letter of credit providing security on the company’s commitment to purchase certain equipment. In the near-term, we believe that cash and investment balances are sufficient to enable us to fund our activities through 2010. The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to, the actual timetable of our future work plans including investments in alternative projects, our assessment of the financial markets, the outcome of our investment dispute with the Venezuelan government, our share price and the price of gold, copper and other metals prices.

     The net cash (used in) or provided by financing activities during the three and nine months ended September 30, 2009 and 2008 is as follows:

		3 months			9 months
	2009	2008	Change	2009	2008	Change
Financing activities	-	-	-	$ (415,254)	$ 309,205	$ (724,459)

     The change in net cash flow (used in) or provided by financing activities was the result of a decrease in cash due to the extinguishment of convertible notes (See Note 11 to the Consolidated Financial Statements) and a decrease in cash from the issuance of common stock for the comparable nine month period.

Legal and Arbitral Proceedings

     On December 15, 2008, Rusoro Mining Ltd. (“Rusoro”) commenced an unsolicited offer to acquire all of the outstanding shares and equity units of the Company in consideration for three shares of Rusoro for each Company share or equity unit. On December 16, 2008, the Company filed an action in the Ontario Superior Court of Justice against Rusoro and its financial advisor Endeavour Financial International Corporation ("Endeavour") seeking an injunction restraining Rusoro and Endeavour from proceeding with Rusoro’s unsolicited offer, significant monetary damages, and various other items. Endeavour was the Company’s financial advisor from 2004 until shortly after the commencement of Rusoro’s offer.

     On February 10, 2009, the Ontario Superior Court of Justice granted an interlocutory injunction restraining Rusoro from proceeding with any hostile takeover bid to acquire the shares of the Company until the conclusion and disposition at trial of the action commenced by the Company. The injunction was granted by the Court following a motion by the Company on the basis that Rusoro had access to or benefited from the use of the Company’s confidential information as a result of Rusoro’s relationship with Endeavour. The Court also issued an interlocutory injunction restraining Endeavour from having any involvement with a hostile takeover bid for the Company. The Court further required that Rusoro, Endeavour and their agents return to the Company both all the confidential information of the Company and also anything produced from that confidential information and pay minor legal fees to the Company and court costs. Following the issuance of the interlocutory injunctions, Rusoro withdrew its unsolicited offer to acquire the outstanding shares and equity units of the Company.

     On February 15, 2009, Rusoro and Endeavour both served a motion with the Ontario Superior Court of Justice seeking permission to appeal to the Divisional Court the February 10, 2009 order that was granted against them. The Company opposed these motions which were heard in Toronto on April 2, 2009. On April 6, 2009 the permission to appeal was denied. The legal action commenced December 16, 2008 by the Company is ongoing. Rusoro has filed a counterclaim against the Company for, among other things, damages of Cdn $102.5 million allegedly arising from the Company’s successful motion for an interlocutory injunction. Endeavour has filed a $500 thousand counter claim against the Company relating to the lost opportunity to earn a success fee from the successful completion of the Rusoro offer. Management is currently evaluating the future execution of this legal action with counsel.

     On October 21, 2009 the Company filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank, in Washington D.C., against the Bolivarian Republic of Venezuela seeking compensation for the losses caused to the Company resulting from Venezuela's violations of the Agreement between the government of Canada and the government of the Republic of Venezuela for the Promotion and Protection of Investments ("Canada-Venezuela Treaty") in regard to the Company and its investments in Venezuela relating to the Brisas Project and the Choco 5 property in the Bolivar State of Venezuela. At the date of its Request for Arbitration the Company estimated that the Brisas Project had a value of approximately $5 billion on a non discounted cashflow basis.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of September 30, 2009:

Payments due by Period
		Less than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years
Convertible Notes[1]	$ 119,236,585	$ 5,629,195	$ 113,607,390	–	–
Equipment Contracts[2]	14,298,922	14,298,922	–	–	–
Total	$ 133,535,507	$ 19,928,117	$ 113,607,390	–	–

1	In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% convertible notes. The notes pay interest semi- annually and are due on June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased.
The note holders have the option to require the Company to repurchase the notes on June 15, 2012, at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The Company may elect to satisfy its obligation to pay the repurchase price, in whole or in part, by delivering Common Shares. In the event of a change of control of the Company, the Company will be required to offer to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest unless there has occurred and is continuing certain events of default under the Company’s indenture.
At any time on or after June 16, 2010, and until June 15, 2012, the Company may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest if the closing sale price of the Common Shares is equal to or greater than 150% of the conversion price then in effect and the closing price for the Company’s Common Shares has remained above that price for at least twenty trading days in the period of thirty trading days preceding the Company’s notice of redemption. Beginning on June 16, 2012, the Company may, at its option, redeem all or part of the notes for cash at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest.
As of September 30, 2009, $1,151,000 face value of convertible notes have been converted for cash or repurchased by the Company at a total cost of $451,000. The amounts shown above include the interest and principal payments due based on the estimate that the term of the notes will end on June 15, 2012. If the notes were to reach their contractual maturity date of June 15, 2022, additional interest payments would amount to $56.3 million over the additional ten year term of the notes.
2	The Company originally placed orders totaling $125.3 million for the fabrication of processing equipment, mobile equipment and other mining equipment and related engineering. In July 2009 and November 2008, the Company sold a portion of this equipment recovering $26.5 million in deposits and reducing our future commitment by $21.9 million. As of September 30, 2009, the Company has equipment orders totaling $61.7million and has made payments on these orders of $47.4 million.

Results of Operations

     The Company's results of operation for the three and nine months ended September 30, 2009 and 2008 are a product of operating expenses, primarily related to the management of Brisas (including legal costs associated with the Venezuelan government’s recent actions), takeover defense costs and loss on disposal of equipment, net of interest income and gains or losses on the disposition of marketable securities, extinguishment of debt and foreign currency. Consolidated net loss for the three and nine months ended September 30, 2009 amounted to $5.6 million and $10.1 million or $0.10 and $0.18 per share compared to consolidated net loss of $3.8 million and $10.8 million or $0.07 and $0.19 per share, respectively, for the same periods in 2008.

Other Income		3 months			9 months
	2009	2008	Change	2009	2008	Change

Interest	$ 74,672	$ 546,992	$ (472,320)	$ 221,924	$ 2,365,411	$(2,143,487)
Foreign currency gain (loss)	46,779	(258,319)	305,098	(4,142)	185,865	(190,007)
Gain on extinguishment of debt	–	–	–	601,936	–	601,936
Gain (loss) on disposition
of marketable securities	285,362	–	285,362	2,139,345	(243,053)	2,382,398
	$ 406,813	$ 288,673	$ 118,140	$ 2,959,063	$ 2,308,223	$ 650,840

     Interest income for the three and nine month periods ended September 30, 2009 decreased from the comparable periods in 2008 primarily as a result of substantially reduced rates of return on invested cash and to a lesser extent, lower levels of invested cash. The change in foreign currency gain (loss) is a result of changes in the Canadian and Venezuelan currency in relation to the US dollar. The gain on the extinguishment of debt was a result of the re-purchase of approximately $1 million (face value) of the Company’s convertible notes at a substantial discount. The increase in gain on sale of securities is a result of non-recurring investment transactions during the period reported.

Expenses		3 months			9 months
	2009	2008	Change	2009	2008	Change

General and administrative	$ 988,674	$ 1,883,697	$ (895,023)	$ 3,485,926	$ 6,335,877	$ (2,849,951)
Technical services	795,160	1,472,269	(677,109)	2,475,253	4,532,370	(2,057,117)
Corporate communications	195,166	264,806	(69,640)	544,177	964,205	(420,028)
Legal and accounting	547,074	141,278	405,796	910,012	570,910	339,102
Total expense before takeover
defense and litigation costs
and loss on sale of equipment	2,526,074	3,762,050	(1,235,976)	7,415,368	12,403,362	(4,987,994)

Loss on sale of equipment	3,423,544		3,423,544	3,423,544		3,423,544
Takeover defense and litigation	25,982	-	25,982	2,025,987	-	2,025,987
	$ 5,975,600	$ 3,762,050	$ 2,213,550	$ 12,864,899	$12,403,362	$ 461,537

     In 2009, the Company continued its cost reduction program which was implemented in 2008 in response to the delays being experienced in Venezuela and the subsequent actions by the Venezuelan government. As a result, for the three and nine months ended September 30, 2009, expenses before costs related to takeover defense and litigation and loss on sale of equipment declined by $1.2 million and $5.0 million, respectively from 2008. The majority of these changes were due to reductions in general and administrative and technical services expense primarily as a result of decreased compensation expense and consultant expense.

Selected Quarterly Financial Data (Unaudited)

     In general the varied quarterly results shown below reflect the change in rates of returns on invested cash, fluctuation of cash balances available for investment and infrequent investment gains or losses and variations in quarter to quarter costs associated with the development and financing of Brisas, takeover defense costs and loss on disposal of equipment.

							RESTATED

Quarter ended	9/30/2009	6/30/2009	3/31/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008	12/31/2007
Other Income	406,813	$ 1,892,322	$ 659,928	$ 136,549	$ 288,673	$ 768,414	$ 1,251,136	$ (217,816)
Net loss
before tax	(5,565,072)	(550,749)	(3,781,336)	(8,869,436)	(3,481,153)	(3,970,866)	(2,667,616)	(8,596,566)
Per share	(0.10)	(0.01)	(0.07)	(0.16)	(0.06)	(0.07)	(0.05)	(0.16)
Diluted	(0.10)	(0.01)	(0.07)	(0.16)	(0.06)	(0.07)	(0.05)	(0.16)
Net loss	(5,563,874)	(787,556)	(3,711,206)	(8,905,698)	(3,788,711)	(4,172,935)	(2,858,777)	(8,735,162)
Per share	(0.10)	(0.01)	(0.07)	(0.16)	(0.07)	(0.07)	(0.05)	(0.16)
Diluted	(0.10)	(0.01)	(0.07)	(0.16)	(0.07)	(0.07)	(0.05)	(0.16)

     The increase in other income during the quarters ended 6/30/09 and 3/31/09 was due to non-recurring investment gains and gain on extinguishment of debt, respectively. The decline in other income during the quarters 12/31/2007 through 12/31/08 and the quarter ended 9/30/09 was primarily due to the decrease in rates of returns on invested cash and, to a lesser extent, lower levels of invested cash.

     The decrease in net loss for the quarter ended 6/30/09 was primarily a result a one-time gain on disposition of marketable securities and the absence of takeover defense costs compared to the previous quarter. The increase in net loss for the quarter 12/31/08 is primarily attributable to unplanned expenses associated with the defense of the unsolicited offer by Rusoro Mining Ltd.

     The increase in net loss for the quarter ended 12/31/2007 is a result of a change in the exchange rate the Company used to remeasure its Bolivar denominated transactions. Through the third quarter of 2007, the Company used the official exchange rate of Bs. 2,150/$. In the fourth quarter of 2007, based on new guidance from the AICPA’s International Practices Task Force, the Company concluded that the parallel market rate was the most appropriate rate to use to re-measure Bolivar transactions. Accordingly, the Company used the average rate in the parallel market to re-measure all 2007 Bolivar transactions and at December 31, 2007 used the parallel rate to translate Bolivar denominated monetary items which had the effect in the fourth quarter 2007 of reducing the gain previously reported as Other Income on the conversion of dollars to Bolivars. The net loss in the fourth quarter 2007 is primarily a product of the currency translation noted above as well as a non-cash charge related to stock option compensation and salary adjustments. Historically, losses are a result of the Company’s efforts to complete the development of Brisas.

Off-Balance Sheet Arrangements

     The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at September 30, 2009 and December 31, 2008 which represented 44% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at September 30, 2009 and December 31, 2008. In addition, MGC Ventures owned 280,000 common shares of Great Basin at September 30, 2009 and December 31, 2008. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at September 30, 2009 and December 31, 2008, which represented 45% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at September 30, 2009 and December 31, 2008. Great Basin also owned 170,800 common shares of MGC Ventures at September 30, 2009 and December 31, 2008. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Critical Accounting Estimates

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on certain probability-weighted alternative outcomes, management considers the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) and compares that to its carrying value. If such expected future net cash flows are less than the carrying value an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows, using quoted market prices where available or making estimates based on the best information available.

     As part of this process management evaluated the future recovery of the capitalized costs associated with the development of Brisas. See "Consolidated Balance Sheets - Property, plant and equipment" and "Note 8 to the consolidated financial statements." Management’s assessment of the future recoverability of amounts recorded on the balance sheet associated with the Brisas Project are based on, among other things, management’s estimates and assumptions regarding future recoverability of such costs pursuant to the development and operation of Brisas as envisaged in the 2003 Brisas Project operating plan (updated in 2005) and 2007 ESIA, the disposition of Brisas to a third-party or the Venezuelan government or a recovery of its investment as a result of a future arbitral award. These assumptions and estimates could change in the future which could materially affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights, capitalized exploration and development costs and other assets. Based on this analysis, management has concluded that there is no impairment of the amounts recorded on the Balance Sheet related to the Brisas Project as of September 30, 2009.

     The fair value of the debt component of the Company’s convertible notes is accreted to the face value of the notes using the effective interest rate method over the expected life of the notes, with the resulting charge recorded as interest expense. The expected life of the notes is an estimate and is subject to change, if warranted by facts and circumstances related to the potential early redemption of the notes by either the Company or the holders. At December 31, 2008, the Company revised its estimate of the expected life of the notes to June 15, 2012 and adjusted the carrying value accordingly. See "Consolidated Balance Sheets - Convertible Notes" and "Note 11 to the consolidated financial statements." The adjusted carrying value was calculated by computing the present value of estimated future interest and principal payments at the original effective interest rate. As a result of this change, the carrying value of the notes increased by approximately $20.5 million with a corresponding increase in capitalized interest and accretion.

     The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The future tax assets or liabilities are calculated using the substantively enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future. See "Consolidated Statements of Operations - Income tax expense.”

     The Company uses the fair value method of accounting for stock options. The fair value is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock based compensation. See "Note 10 to the consolidated financial statements."

     Through 2006, the Company re-measured its Bolivar denominated transactions at the official exchange rate. In 2007, based on new guidance from the AICPA’s International Practices Task Force (IPTF), the Company concluded that the parallel market rate was the most appropriate rate to use to re-measure Bolivar transactions. Accordingly, in 2007 the Company began to use the average rate received in the parallel market to re-measure Bolivar transactions and at December 31, 2007, used the parallel rate to translate Bolivar denominated monetary items. In June 2008, due to an amendment to the Venezuelan Criminal Exchange Law, the IPTF reconsidered the issue of which exchange rate was the most appropriate to use. After consideration of the IPTF review and in the absence of definitive guidance, the Company continues to believe that it is most appropriate to use the parallel rate to re-measure transactions and to translate Bs. denominated monetary items.

International Financial Reporting Standards ("IFRS")

     In 2006, the Canadian Accounting Standards Boards (‘‘AcSB’’) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. In July 2008, AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. We are currently formulating a project plan for the transition to IFRS and are assessing the impact of IFRS, specifically with respect to the effect on our accounting policies, IT systems, and internal control over financial reporting.

Significant Accounting Policies

     Our accounting policies are described in Note 1 of the consolidated financial statements contained in our Annual Information Form for the year ended December 31, 2008, except for the new accounting policies adopted in the nine month period ended September 30, 2009 which are disclosed in Note 2 of the September 30, 2009 unaudited interim consolidated financial statements. The more significant accounting policies are as follows:

Financial Instruments. Effective January 1, 2008, the Company adopted CICA Section 3862. This Section requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Stock Based Compensation. We use the fair value method of accounting for stock options granted to employees and directors. Consideration paid for shares on exercise of share options in addition to the fair value attributable to stock options granted is credited to capital stock.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties which are abandoned are written-off and properties determined to be impaired are written-down to the estimated fair value. Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Measurement Uncertainty. Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, Venezuelan legal system, labor and economic developments, social and political unrest, currency and exchange controls, gold sale controls, import/export restrictions, government bureaucracy, corruption and uncertain legal enforcement.

After approximately eighteen months of exhaustive efforts by the Company to meet with and resolve the government’s arbitrary revocation of the Authorization to Affect and more recently, the denial of the normal course extension of our Brisas alluvial concession and the El Pauji concessions which by Venezuelan law were already approved, the Company on October 21, 2009, filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank, in Washington D.C., against the Bolivarian Republic of Venezuela. In evident retaliation, Venezuelan government personnel arrived at the Brisas camp on October 26, 2009, claimed ownership of the Brisas alluvial concession, seized assets and took physical possession of the property. On November 4, 2009, the Venezuelan government notified the Company through the issuance of an Administrative Act, dated October 21, 2009, of its intent to cancel the Company’s underlying hard rock concession.

At September 30, 2009, with the exception of machinery and equipment deposits, substantially all of the Company's property, plant and equipment related to the Brisas Project is located in Venezuela (See footnote 8 Property, Plant and Equipment- Venezuela). The valuation and future recoverability of such assets are primarily subject to the outcome of our investment dispute with the Venezuelan government, the Company’s ability to redeploy the equipment to another project or dispose of such assets in the future.

The future recoverability of amounts recorded on the balance sheet associated with the Brisas Project are based on, among other things, management’s estimates and assumptions regarding the future recoverability of costs pursuant to the development and operation of Brisas, the disposition of Brisas to a third-party or the Venezuelan government or a recovery of its investment as a result of a future arbitral award. Based on this analysis management has concluded that no adjustment to the carrying value of capitalized costs associated with the development of Brisas is warranted at this time. These assumptions and estimates could change in the future which could materially affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights, capitalized exploration and development costs and other assets which totaled approximately $182 million at September 30, 2009.

The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Internal Control over Financial Reporting

     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management believes that internal controls over financial reporting no matter how well conceived and operated, can only provide reasonable assurance that their objectives are met. There have been no changes in the Company’s internal control over financial reporting during the nine months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Measures

     We believe references in this report to cash costs per ounce (a non-GAAP measure of performance) enable certain investors to better understand Brisas’ potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

EXHIBIT 99.3	Chief Executive Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify the following:

1.	I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Gold
Reserve Inc. (the “issuer”) for the interim period ended September 30, 2009.

2.	Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National
Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the
Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2	N/A

5.3	N/A

6.	The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning January 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 12, 2009

s/Rockne J. Timm
Rockne J. Timm
Chief Executive Officer

EXHIBIT 99.4	Chief Financial Officer’s Certification of Interim Filings

Form 52-109F2

Certification of interim filings – full certificate

I, Robert A. McGuinness, Chief Financial Officer of Gold Reserve Inc., certify the following:

1.	I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Gold
Reserve Inc. (the “issuer”) for the interim period ended September 30, 2009.

2.	Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National
Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the
Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2	N/A

5.3	N/A

6.	The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning January 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 12, 2009

s/Robert A. McGuinness
Robert A. McGuinness
Chief Financial Officer